

July 1, 2011

<u>Via Facsimile to (281) 575-6983</u>
Ms. Tian Jia, Chief Executive Officer and Chief Financial Officer
Great Wall Builders Ltd.
2620 Fountainview, #115B
Houston, TX 77057

>   **RE: Great Wall Builders Ltd.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed September 24, 2010**
>   **Forms 10-Q for the Periods Ended September 30, 2010, December 31,**
>   **2010, and March 31, 2011**
>   **File No. 333-153182**

Dear Ms. Tian:

We have reviewed your response and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

<u>Form 10-K/A for the Fiscal Year Ended June 30, 2010</u>

<u>Forms 10-Q/A for Fiscal Quarters Ended September 30, 2010, December 31, 2010 and March 31, 2011</u>

<u>Exhibit 31</u>

1. We note your response to comment two in our letter dated June 10, 2011. In response to our comment you have omitted the entire first line of the certification rather than simply omitting the title of the certifying individual. In future filings, please provide the certification <u>exactly as provided</u> in Item 601(b)(31) of Regulation S-K.

2. In responding to our comments, please provide a written statement from the company acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Tian Jia
Great Wall Builders Ltd.
July 1, 2011
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chambre Malone at (202) 551-3262, or in her absence, Dieter King at (202) 551-3338, with any questions.

Sincerely,

/s/ Terence S. O'Brien

Terence S. O'Brien
Accounting Branch Chief